UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2018

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

                San Pedro Garza García, Nuevo León, 66265 México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Contents

On Thursday, October 18, 2018, CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) announced that it will be reporting its third quarter 2018 results on Thursday, October 25, 2018. CEMEX will host a conference call and audio webcast presentation on this same date at 10:00 a.m. U.S. Eastern Time to discuss the results. CEMEX’s live presentation can be accessed, and dial-in information is available, at www.cemex.com.

CEMEX Latam Holdings, S.A. (“CLH”) (BVC: CLH), an indirect subsidiary of CEMEX, announced that it will also report its third quarter 2018 results on Thursday, October 25, 2018 and host a conference call and webcast presentation on this same date at 11:30 a.m. U.S. Eastern Time to discuss the results. CLH’s live presentation can be accessed, and dial-in information is available, at www.cemexlatam.com.

CEMEX Holdings Philippines, Inc (“CHP”) (PSE: CHP), an indirect subsidiary of CEMEX, announced that it will report its third quarter 2018 results on Friday, October 26, 2018 and host a conference call and webcast presentation on this same date at 10:00 a.m. GMT+08 (Thursday, October 25, 2018, 10:00 p.m. U.S. Eastern Time) to discuss the results. CHP’s live presentation can be accessed, and dial-in information is available, at www.cemexholdingsphilippines.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date: October 18, 2018	By:	/s/ Rafael Garza
Name: Rafael Garza
Title: Chief Comptroller